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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8 - 66025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HAMILTON EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 BROADWAY, SUITE 12J
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. PELLICONE — (212) 425-4440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. PELLICONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON EXECUTIONS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Hamilton Executions, LLC:

We have audited the accompanying statement of financial condition of Hamilton Executions, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Companys management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hamilton Executions, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 25, 2011

HAMILTON EXECUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,027,536
Commissions receivable	1,957,643
Due from clearing broker	130,871
Fixed assets (net of accumulated depreciation of $197,034)	274,058
Other assets	5,151
TOTAL ASSETS	$ 3,395,259

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 306,126
Accounts payable and accrued expenses	698,585
TOTAL LIABILITIES	1,004,711
Members' equity	2,390,548
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,395,259

The accompanying notes are an integral part of this financial statement.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Hamilton Executions L.L.C. (the "Company") was organized as a limited liability company in the State of New Jersey in June 2003. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of NYSE Amex Options and Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company's business is that of an NYSE Amex Options floor broker. Commission income is earned by the Company on security transactions which it executes on the ASE.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of three to seven years for book purposes. Accelerated methods may be for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has several cash accounts at major financial institutions to mitigate its risk for balances that exceed the FDIC limit of $250,000.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

NOTE 3- NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company must maintain net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness, as defined. The Rule also contains provisions that may limit equity capital withdrawals. At December 31, 2010, the Company had net capital of $1,266,332 which exceeded their minimum net capital requirement by $1,166,332.

NOTE 4- INCOME TAXES

No provision has been made for federal or state income taxes in the accompanying financial statements as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

NOTE 5- COMMITMENTS

Occupancy

The Company has a yearly lease agreement for office space and storage which is due to expire in November 2011. During 2010, the Company paid $66,792 in rent expense for the space and storage. The minimum future payments under the lease agreement for the year ending December 31, 2011 are approximately $69,948.

NOTE 6- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the Company's introduced customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

As of December 31, 2010, there were no material customer accounts having unsecured debit balances that presented any risk.

NOTE 7- EMPLOYEE BENEFIT PLANS

Effective January 1, 2004, the Company adopted the Hamilton Executions L.L.C. 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was amended in July 2006. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Plan. All employees who are at least age 21 and have completed six months of service are eligible to participate. The Company may elect to make contributions to the Plan at the discretion of the Managing Members. None was made by the Company for the year ended December 31, 2010.

NOTE 8- PENSION PLAN

Effective December 31, 2007, the Company adopted the Hamilton Executions L.L.C. 412(i) Defined Benefit Plan ("DBP") under Section 412(i) of the Internal Revenue Code of 1986, as amended and is commonly referred to as an insurance contract plan. Under the Plan, the Company, at its sole discretion, makes annual contributions to it that are invested, exclusively, in annuity and life insurance products issued by an insurance company. The Plan does not allow loans to any participants. The Plan has various eligibility, retirement and benefit specifications. Included in the member withdrawals and employee compensation and related benefits is $747,366 and $82,868, respectively.

NOTE 9- SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

HAMILTON EXECUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010